Exhibit 4(b).1

English Language Summary

Authorization Agreement for Multimedia Communication Services – Termo de Autorização do Serviço de Comunicação Multimídia No. 036/2004/PVST/SPV-ANATEL

Parties:	Global Telecom S.A., as authorizee, and Agência Nacional de Telecomunicações (ANATEL), as grantor.

Date:	March 19, 2004

Term:	Indefinite

Purpose:
Authorization to provide the Multimedia Communication Services in accordance with regulations set forth by ANATEL. This authorization was granted to Global Telecom, a company incorporated by Vivo in 2006.

Area:	Throughout the Brazilian territory.

Amount:	The amount owed under the grant is R$9,000.00, which was paid at the time of execution of the Authorization Agreement.

Penalties:
Breach of the Authorization Agreement and applicable regulations to Multimedia Communication Services may result in administrative proceedings by ANATEL, the application of warning sanctions, fines, temporary suspension or revocation of licenses.